Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-276916

Ford Motor Credit Company LLC

Final Term Sheet

5.875% Notes due 2029

6.500% Notes due 2035

5.875% Notes due 2029

Issuer:	Ford Motor Credit Company LLC

Trade Date:	January 2, 2025

Settlement Date:	January 7, 2025 (T+3)

Stated Maturity:	November 7, 2029

Principal Amount:	$1,250,000,000

Interest Rate:	5.875%

Benchmark Treasury:	4.375% due December 31, 2029

Benchmark Treasury Yield and Price:	4.385%; 99-30+

Spread to Benchmark Treasury:	+150 basis points

Yield to Maturity:	5.885%

Price to Public:	99.968% of principal amount plus accrued interest from January 7, 2025

Underwriting Discount:	0.350%

Net Proceeds (Before Expenses) to Issuer:	$1,245,225,000 (99.618%)

Interest Payment Dates:	Semi-annually on each May 7 and November 7, beginning May 7, 2025 (short first coupon)

Redemption Provision:

Make-Whole Call: The Notes may be redeemed, in whole or in part, prior to October 7, 2029 (one month prior to maturity date) (the “2029 Notes Par Call Date”), at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the 2029 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest to the redemption date.

Par Call: The Notes may be redeemed, in whole or in part, on or after October 7, 2029 (one month prior to maturity date), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

SG Americas Securities, LLC

Banco Bradesco BBI S.A.

Commerz Markets LLC

ICBC Standard Bank Plc

Intesa Sanpaolo IMI Securities Corp.

Co-Managers:

Academy Securities, Inc.

BBVA Securities Inc.

Loop Capital Markets LLC

Standard Chartered Bank

CastleOak Securities, L.P.

Independence Point Securities LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

CUSIP/ISIN:	345397G49 / US345397G495

6.500% Notes due 2035

Issuer:	Ford Motor Credit Company LLC

Trade Date:	January 2, 2025

Settlement Date:	January 7, 2025 (T+3)

Stated Maturity:	February 7, 2035

Principal Amount:	$1,250,000,000

Interest Rate:	6.500%

Benchmark Treasury:	4.250% due November 15, 2034

Benchmark Treasury Yield and Price:	4.579%; 97-13

Spread to Benchmark Treasury:	+193 basis points

Yield to Maturity:	6.509%

Price to Public:	99.924% of principal amount plus accrued interest from January 7, 2025

Underwriting Discount:	0.450%

Net Proceeds (Before Expenses) to Issuer:	$1,243,425,000 (99.474%)

Interest Payment Dates:	Semi-annually on each February 7 and August 7, beginning August 7, 2025 (long first coupon)

Redemption Provision:

Make-Whole Call: The Notes may be redeemed, in whole or in part, prior to November 7, 2034 (three months prior to maturity date) (the “2035 Notes Par Call Date”), at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the 2035 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest to the redemption date.

Par Call: The Notes may be redeemed, in whole or in part, on or after November 7, 2034 (three months prior to maturity date), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Mizuho Securities USA LLC SG Americas Securities, LLC Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc. Lloyds Securities Inc. Wells Fargo Securities, LLC

Co-Managers:

Academy Securities, Inc.

BBVA Securities Inc.

Loop Capital Markets LLC

Standard Chartered Bank

CastleOak Securities, L.P.

Independence Point Securities LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

CUSIP/ISIN:	345397G56 / US345397G560

It is expected that delivery of the Notes will be made against payment therefor on or about January 7, 2025, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the issue date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Mizuho Securities USA LLC toll-free at 1-866-271-7403, or SG Americas Securities, LLC toll-free at 1-855-881-2108.